

CM 3.2ν
3.2

SEC 04015737)MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FORM X-17A-5
PART III

MAR – 1 2004

SEC FILE NUMBER
8- 53060

DIVISION OF MARKET REGULATION   FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/03_____ AND ENDING_____12/31/03_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PINNACLE BROKERAGE SERVICE, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9075 CENTRE POINTE DRIVE, SUITE 180
(No. and Street)

WEST CHESTER   OH   45069
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THOMAS HAZELBAKER   (513) 424-5000
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VIRCHOW, KRAUSE & COMPANY, LLP
(Name – if individual, state last, first, middle name)

7900 XERXES AVENUE SOUTH, SUITE 2400	MINNEAPOLIS	MN	55431-1115
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____THOMAS HAZELBAKER_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____PINNACLE BROKERAGE SERVICE, INC._____, as

of _____DECEMBER 31_____, 20 03____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____N/A_____

_____

_____

_____

_____
Signature

_____
Chairman
Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PINNACLE BROKERAGE SERVICE, INC.

West Chester, Ohio

December 31, 2003 and 2002

FINANCIAL STATEMENTS

Including Independent Auditors' Report

PINNACLE BROKERAGE SERVICE, INC.

TABLE OF CONTENTS



VirchowKrause
&company

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Pinnacle Brokerage Service, Inc.
West Chester, Ohio

We have audited the accompanying statements of financial condition of Pinnacle Brokerage Service, Inc. (a wholly owned subsidiary of Pinnacle Financial Advisors Inc.) as of December 31, 2003 and 2002, and the related statements of operations, stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Brokerage Service, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule presented on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause + Company, LLP

Minneapolis, Minnesota
February 24, 2004

PINNACLE BROKERAGE SERVICE, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2003 and 2002

ASSETS

	2003	(As Restated) 2002
CASH	$ 12,079	$ 12,079
DUE FROM PARENT COMPANY	191,842	106,647
TOTAL ASSETS	$ 203,921	$ 118,726

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

	2003	2002
Accounts payable	$ 2,867	$ -
Total Liabilities	2,867	-

STOCKHOLDER'S EQUITY

	2003	2002
Common stock, no par value, 850 shares authorized,100 shares issued and outstanding	15,000	15,000
Retained earnings	186,054	103,726
Total Stockholder's Equity	201,054	118,726
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 203,921	$ 118,726

See accompanying notes to financial statements.

PINNACLE BROKERAGE SERVICE, INC.

STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2003 and 2002

	2003	(As Restated) 2002
REVENUES	$ 126,451	$ 101,233
OPERATING EXPENSES	10,818	4,452
INCOME FROM OPERATIONS	115,633	96,781
PROVISION FOR INCOME TAXES	33,305	25,463
NET INCOME	$ 82,328	$ 71,318

See accompanying notes to financial statements.

PINNACLE BROKERAGE SERVICE, INC.

STATEMENTS OF STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2003 and 2002

| | Common Stock | | Retained | |
	Shares	Amount	Earnings	Total
BALANCES, December 31, 2001 - as restated	100	$ 15,000	$ 32,408	$ 47,408
2002 net income - as restated	-	-	71,318	71,318
BALANCES, December 31, 2002 - as restated	100	15,000	103,726	118,726
2003 net income	-	-	82,328	82,328
BALANCES, December 31, 2003	100	$ 15,000	$ 186,054	$ 201,054

See accompanying notes to financial statements.

PINNACLE BROKERAGE SERVICE, INC.

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2003 and 2002

	2003	(As Restated) 2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 82,328	$ 71,318
Adjustments to reconcile net income to net cash flows from operating activities:		
Changes in operating assets and liabilities:		
Due from parent company	(85,195)	(71,218)
Accounts payable	2,867	-
Net Cash Flows from Operating Activities	-	100
CASH FLOWS FROM INVESTING ACTIVITIES	-	-
CASH FLOWS FROM FINANCING ACTIVITIES	-	-
Net Change in Cash	-	100
CASH - Beginning of Year	12,079	11,979
CASH - END OF YEAR	$ 12,079	$ 12,079

See accompanying notes to financial statements.

PINNACLE BROKERAGE SERVICE, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

Pinnacle Brokerage Service, Inc. (the Company) was incorporated in Ohio on August 14, 2000. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers.

Income Taxes

The Company files consolidated tax returns with its parent, Pinnacle Financial Advisors and its subsidiaries. At December 31, 2003 and 2002, the consolidated group had a net operating loss and incurred no income taxes. The Company has recorded a current tax provision based on its income from operations, and reduced the due from parent company.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Due From Parent Company

Due from parent company consists of revenues received on behalf of the Company, net of expenses paid. The balance is non-interest bearing, unsecured and due on demand.

NOTE 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. At December 31, 2003 and 2002, the Company had net capital of $9,212 and $12,079 which was $4,212 and $7,079 in excess of its required net capital of $5,000. The Company's net capital ratio was .31 to 1 and 0 to 1 at December 31, 2003 and 2002.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2003 amended FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(1) exemption.

PINNACLE BROKERAGE SERVICE, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 4 - Prior Period Adjustment

Retained earnings at December 31, 2001 has been restated from the amount previously reported. The restatement is to record prior years' income taxes and reduce the due from parent company. The effect on retained earnings is as follows:

Retained earnings - as previously reported	$ 40,176
Due from parent company	(7,768)
Retained earnings - as restated	$ 32,408

Net income for the year ended December 31, 2002 has been restated from the amount previously reported. The restatement is to record an income tax provision and reduce the due from parent company. The effect on net income for the year ended December 31, 2002 is as follows:

Net income - as previously reported	$ 96,781
Due from parent company	(25,463)
Net income - as restated	$ 71,318

PINNACLE BROKERAGE SERVICE, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2003

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$	201,054
Deductions and/or charges: Non-allowable assets: Due from parent company		191,842
Net capital before haircuts on securities owned		9,212
Haircuts on securities positions		-
Net capital	$	9,212

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$	2,867

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$	5,000
Excess net capital at 1,500 percent	$	4,212
Excess net capital at 1,000 percent	$	8,925
Ratio: Aggregate indebtedness to net capital		.31 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital as reported in Company's Part II amended FOCUS report, Form X-17a-5 (unaudited) as of December 31, 2003	$	9,212
Net audit adjustments		-
Net capital per above	$	9,212



VirchowKrause
&company

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT
ON INTERNAL ACCOUNTING CONTROL

Board of Directors and Stockholder
Pinnacle Brokerage Service, Inc.
West Chester, Ohio

In planning and performing our audit of the financial statements and supplemental schedule of Pinnacle Brokerage Service, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governors, management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Virchow, Krause + Company, LLP

Minneapolis, Minnesota
February 24, 2004